Exhibit 99.1

Medicenna Announces Closing of Public Offering of Units

Raising US$20 Million to Advance Pipeline

TORONTO and HOUSTON, August 11, 2022 - Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ: MDNA, TSX: MDNA), a clinical stage immunotherapy company, is pleased to announce the closing of its previously announced marketed underwritten public offering of units (the “Units”) of the Company in Canada and in the United States at a price to the public of US$1.50 per Unit (the “Offering”), for aggregate gross proceeds to the Company of approximately US$20 million, before deducting underwriting commissions and Offering expenses and excluding any proceeds the Company may receive from the exercise of the underlying warrants. Pursuant to the Offering, the Company issued a total of 13,333,334 Units. Each Unit is comprised of one common share and one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of US$1.85 per common share, subject to adjustment in certain events, during a period of 60 months following the date of the closing of the Offering.

The Offering was made pursuant to an underwriting agreement (the “Underwriting Agreement”) entered into between Guggenheim Securities, LLC, as sole book-running manager, and Bloom Burton Securities Inc., as co-manager, and the Company.

The Company plans to use the net proceeds of the Offering primarily to fund the clinical development of MDNA11, the pre-clinical development of a BiSKIT candidate, working capital and for general corporate purposes.

The Offering was made pursuant to a registration statement on Form F-10 (File No. 333-238905), declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 30, 2020 (the “Registration Statement”) and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated July 28, 2020. A final prospectus supplement dated August 9, 2022 has been filed relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, including the documents incorporated by reference therein, the “Offering Documents”) with the applicable securities commissions in Canada and with the SEC in the United States.

The Offering Documents contain important detailed information about the Offering. Copies of the Offering Documents are available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, New York 10017, or by telephone at (212) 518-9544 or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Medicenna

Medicenna is a clinical-stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines.

Forward-Looking Statement

This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “plans”, “expects”, and similar expressions. All statements other than statements of historical fact, included in this release, including the statements regarding the completion of the Offering, the anticipated use of proceeds for the Offering and the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, the Company’s ability to access capital generally, the Company’s ability to develop candidates through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and other risks detailed in the Offering Documents. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com